MIRANDA GOLD CORP.
Suite 1410 – 800 West Pender Street
Vancouver, B.C.
V6C 2V6

November 18, 2005	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@mirandagold.com
Website: www.mirandagold.com

Placer Dome Signs Formal Agreement to Joint Venture
Miranda’s Fuse West Property

Miranda Gold Corp. (“Miranda”) is pleased to announce that it has signed the formal exploration and joint venture agreement with Placer Dome U.S. Inc. (“Placer Dome”) on Miranda’s Fuse West property, in Eureka County, Nevada.

The Fuse West property consists of 19 claims that lie within the boundaries of the Buckhorn Joint Venture exploration area of interest. The participants of the Buckhorn Joint Venture are Placer Dome and Teck Comino Ltd. The Fuse West claims are part of a larger, 193-claim block controlled by Miranda, of which the 174 Fuse East claims are joint ventured with Placer Dome (press release October 12, 2005).

The exploration and joint venture agreement allows Placer Dome to earn a majority equity position in the property by funding exploration activities and making staged payments to Miranda. Placer Dome has committed to a two-year minimum exploration program.

The Fuse West property is in the Horse Canyon Valley/Pine Valley area within the southeast extension of the Cortez Trend portion of the Battle Mountain - Eureka gold belt, approximately 10 miles east of Placer Dome's ET Blue Property. The property represents a geologic setting similar to Crescent Valley which hosts the Pipeline-Cortez mine complexes.

The Fuse claims are staked on alluvial cover over gravity highs that suggest relatively shallow basement. Several prominent west-northwest-trending and north-northwest-trending structural features are also inferred from gravity data. Some of these structural features correspond with mercury soil gas anomalies identified with Miranda's in-house surveys, which may reflect underlying fault-controlled gold mineralization. Given the occurrence of lower-plate windows and other recognized gold systems in the vicinity of Horse Creek Valley, it is possible that the bedrock underlying the Fuse Project will include favorable lower-plate host rocks with the potential to host gold mineralization.

Fuse West represents an outstanding pediment exploration play and Miranda is particularly excited about the unique technical expertise and exploration model insight that Placer Dome brings to its Fuse East property.

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Newmont Mining Corporation, Placer Dome U.S. Inc., Agnico-Eagle (USA) Ltd., Barrick Gold Exploration Inc., and Golden Aria Corp.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.